Exhibit 99.1

For immediate release Chennai, India, May 05, 2020

Sify reports Revenues of INR 22952 Million for Financial Year 2019-20

EBITDA for the year stood at INR 4076 Million

Net Profit for the year was INR 706 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year was INR 22952 Million, an increase of 7% over last year.

•	EBITDA for the year was INR 4076 Million, an increase of 31% over last year. Considering IFRS16 Leases adoption from April 1, 2019 the increase is 17% on a comparable basis.

•	Net Profit for the year was INR 706 Million, a decrease of 34% over last year.

•	CAPEX spent for the year was INR 4405 Million.

•	Cash balance at the end of the year was INR 2651 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “Every adversity presents an opportunity to rethink the way we do business. For some time now, Sify has been increasing the level of automation across our entire suite of services. And during the ongoing lockdown period, we have been able to perform remote commissioning and maintain high service levels without any major impact. I am incredibly proud of my team who are continuing to rise up to the challenges faced by our clients every day.

The biggest lesson for the market from this lockdown is that there is no escaping the digital economy of tomorrow. Sify’s future is in enabling that for our clients”.

Mr. Kamal Nath, CEO, said, “The current scenario under lockdown has created challenges in the short term and opportunities in the mid and long term for us. As a Service Provider, we are currently addressing the upgrade and downgrade requirements of customers, based on the demand. We are remotely managing mission critical infrastructure of customers who are serving the core industries and consumers. The current situation has also stimulated conversations with customers on the need for scalable, flexible IT infrastructures which can be consumed on demand.

We are seeing the Cloud sceptical customers showing enthusiasm on cloud adoption to ease their capex cost and cash flow. Organizations are reviewing how to provide secured and productive “work from home” deployment. As a Digital ICT Service Provider, we see this as an opportunity to further boost utilization of our investments and enhancement of our services revenue”.

Mr. M P Vijay Kumar, CFO, said, “We had a reasonably good year 2019-20. The EBITDA growth has been healthy, while we continue to spend for the future – both in people and tools to increase our digital transformation service capabilities. The net profit is lower as the company is now subject to full taxes as past tax benefits have expired.

As global trade shrinks substantially and overall demand and supply chain recovery is expected to take time, we are preparing the organization for new contracts to be slow to conclude as some of our clients are likely to take time to regain their momentum in the market. We continue to carefully manage our costs, while ensuring that services to customers and their experience remain the best.

We stay committed to our data center, cloud and network centric expansion projects, and will exercise due caution in terms of both timing and cost structure of these projects.

Considering the economic conditions and uncertainty on timing of the economy normalizing, the Board did not recommend the payment of dividend this year and instead advised capital to be conserved and used for financing expansion projects.

Cash balance at the end of the year was INR 2651 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended	Year ended
Description	March	March	March	March
	2020	2019	2020	2019
				(Audited)

Revenue	5,736	5,623	22,952	21,547
Cost of Revenues	(3,465)	(3,546)	(14,365)	(13,602)
Selling, General and Administrative Expenses	(1,233)	(1,255)	(4,511)	(4,823)

EBITDA	1,038	822	4,076	3,122

Depreciation and Amortisation expense	(654)	(394)	(2,291)	(1,533)
Net Finance Expenses	(281)	(199)	(860)	(682)
Other Income (including exchange gain)	67	77	97	217
Other Expenses (including exchange loss)	-	-	(3)	(52)

Profit before tax	170	306	1,020	1,072
Income tax expense	(36)	(3)	(314)	(3)
Profit for the period	134	303	706	1,069

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	134	303	706	1,069
Add:
Depreciation and Amortisation expense	654	394	2,291	1,533
Net Finance Expenses	281	199	860	682
Other Expenses (including exchange loss)	-	-	3	52
Income tax expense	36	3	314	3
Less:
Other Income (including exchange gain)	(67)	(77)	(97)	(217)
EBITDA	1,038	822	4,076	3,122

BUSINESS HIGHLIGHTS

•	Revenue from Data Center centric IT Services grew by 3% over last year.
•	Segment-wise, revenue from Data Center Services grew by 21%, Cloud and Managed Services grew by 9%, while Technology Integration Services and Applications Integration Services fell by 13% and 2% respectively over last year.
•	Revenue from Network centric services grew by 9% over last year.
•	Segment-wise, revenue from Data and Managed Services grew by 12% and Voice business grew by 4% over last year.

GROWTH DRIVERS

The current situation resulting from the nationwide lockdown has curtailed industry growth, and we expect customers to spend mostly on “must have” services, and not on “nice to have” services, as we emerge from the lockdown. Customers will look for technology and contracts which are flexible and agile. Overall, Service Providers whose business models are consumption-based will get more attention from customers. Service Providers who can deliver “cost benefits” will have an advantage in customer engagements more than ever. Cloud Services, Network Access Services, Security Services, and eLearning would be the prime growth area for Sify, albeit post-lockdown.

KEY WINS AND BUSINESS HIGHLIGHTS

•	4 prominent customers signed to have their workload migrated from their on-premise DC to multiple Cloud platforms, including Cloudinfinit, AWS, Azure and OCI. These cover key verticals, such as a Non-Banking Finance Company, Insurance, IT & ITeS, Retail, Heavy Engineering and Chemicals.
•	6 major clients signed up for greenfield Cloud implementation from verticals such as Micro finance, NBFC, Software testing and Media.
•	9 major contracts were concluded for Disaster Recovery as a Service. Among them were clients from OTT, PSU, Broadcast management, Technology solutions and Digital Wallet.
•	2 major customers, one of India’s largest retail finance operators and one of the nation’s largest distillers, moved from competitor DC to Sify DC, while 5 customers moved from their on-premise DC to Sify DC across Banking, Health, Plastic Engineering and HR automation verticals.
•	7 clients signed up to have their Data Centers modernized, while one of them also contracted Sify to commission their DR.
•	4 clients contracted for Managed Services across NBFC, ITeS and OTT.
•	The e-Learning business gained multiple clients, including an International investment bank, an office automation major, Corporate finance lender and an Indian Multinational conglomerate.
•	2 PSU’s from Energy and Insurance, one of the largest private automobile companies, an International Bank and multiple Retail operators contracted for Digital certification services.
•	Among the top clients who signed up for our Cloud based supply chain management solution included companies in the Energy, Retail and Pharmaceutical verticals.
•	More than 2.8 million Cloud-based tests were delivered for multiple arms of the Government and one of the Armed forces on a continuing contractual basis.

•	Network centric Services added 328 new customers in the year across various verticals and segments.

•	During the year, there was significant investment and expansion of the next generation fiber access networks across 6 key markets covering Data Centers, SEZs and Commercial Business Districts. Revenue growth has largely been driven by customer and network acquisition on fiber.
•	A significant contract was concluded with a large Public Sector Financial Institute for a pan-India refresh of their WiFi connectivity.
•	The Network Integration vertical had key wins with a multi-year deal from a leading PSU bank and a Public Sector Insurance Company.
•	During the year, Sify expanded its GlobalCloudConnect (GCC) platform to provide enterprises with high performance networks to enable hybrid-multi cloud on all major hyperscale platforms across the key metros.
•	Sify continued to see wins in the SD-WAN category – these have come across multiple verticals, including BFSI and FMCG.
•	The business also saw steady progress in its IoT business. The focus around branch energy management saw wins largely in the retail sector.

About Sify Technologies

Sify is the largest ICT service provider, system integrator and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 10000 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class players in India, Sify, today has presence in more than 1600 cities in India and in North America, the United Kingdom and Singapore.

Sify, Sify Technologies, and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2019, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com